UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Viracta Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92765F108
(CUSIP Number)

aMoon Growth Fund Limited Partnership
aMoon-VRCT SPV Limited Partnership
aMoon Growth Fund G.P. Limited Partnership
aMoon General Partner Ltd.
Dr. Yair C. Schindel

34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon Growth Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,359,372
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,359,372
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,359,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.49% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 36,994,623 shares of Common Stock outstanding as of February 25, 2021, as provided by the Issuer.

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon-VRCT SPV Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,032,865
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,032,865
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.49% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 36,994,623 shares of Common Stock outstanding as of February 25, 2021, as provided by the Issuer.

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon Growth Fund G.P. Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,392,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,392,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 36,994,623 shares of Common Stock outstanding as of February 25, 2021, as provided by the Issuer.

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,392,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,392,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 36,994,623 shares of Common Stock outstanding as of February 25, 2021, as provided by the Issuer.

CUSIP No.	92765F108
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,392,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,392,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.98% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 36,994,623 shares of Common Stock outstanding as of February 25, 2021, as provided by the Issuer.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Viracta Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2533 S Coast Hwy 101 #210, Cardiff, CA 92007.

Item 2.  Identity and Background

(a)

This Schedule 13D is being filed by aMoon Growth Fund Limited Partnership (fka aMoon 2 Fund Limited Partnership), a Cayman Islands exempted limited partnership (“aMoon”), aMoon-VRCT SPV Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon Co-Investment”), aMoon Growth Fund G.P. Limited Partnership, an Israeli limited partnership (“aMoon G.P.”), aMoon General Partner Ltd., an Israeli company (“aMoon Ltd.”), and Dr. Yair C. Schindel (“Schindel”) (collectively, the “Reporting Persons”).

aMoon G.P. is the sole general partner of aMoon and aMoon Co-Investment.  aMoon Ltd. is the sole general partner of aMoon G.P.  Schindel is the sole shareholder of aMoon Ltd.

(b)

The address of the principal business office of each of the Reporting Persons is 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

(c)

The principal business of Schindel is Managing Partner and Co-Founder of aMoon Fund, an investment house focused on accelerating cure in healthcare and life sciences.  The principal business of each other Reporting Person is to generate returns primarily from equity, and equity-related investments, and convertible and/or bridge loans, mainly in mid-late stage companies in the fields of healthcare and life sciences, operating in Israel and in select other global centers of healthtech innovation.

(d), (e) and (f)

Schindel, an Israeli citizen with the business address of 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel, is the sole director of aMoon Ltd.  aMoon Ltd. does not have any executive officers.

The business and operations of aMoon and aMoon Co-Investment are managed by its sole general partner, aMoon G.P., and the business and operations of aMoon G.P. are managed by its sole general partner, aMoon Ltd.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 29, 2020, the Issuer (formerly known as Sunesis Pharmaceuticals, Inc. entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Viracta Therapeutics, Inc., a Delaware corporation (“Old Viracta”) and Sol Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, on February 24, 2021 (the “Effective Date”) Old Viracta merged with and into Merger Sub (the “Merger”).  On the Effective Date, the Issuer changed its name to Viracta Therapeutics, Inc.  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

In connection with execution of the Merger Agreement on November 29, 2020, Old Viracta entered into a Common Stock Purchase Agreement (the “CSPA”) with certain investors, including aMoon Co-Investment, pursuant to which, among other things, Old Viracta agreed to issue to the investors shares of capital stock of Old Viracta (“Old Viracta Shares”) at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million (the “Pre-Closing Financing”). Pursuant to the CSPA, immediately prior to the consummation of the Merger, on the Effective Date, aMoon Co-Investment acquired from the Old Viracta 16,515,276 Old Viracta Shares at a purchase price of $0.6055 per share, or $10.0 million in the aggregate.

Prior to the Merger, aMoon directly owned 47,894,302  Old Viracta Shares, and aMoon Co-Investment directly owned 18,166,803 Old Viracta Shares (including Old Viracta Shares acquired in the Pre-Closing Financing).  Immediately prior to the consummation of the Merger, on the Effective Date, the Issuer completed a reverse stock split pursuant to which each outstanding share of Common Stock was combined into a lesser number of shares of Common Stock such that one (1) share of Common Stock was issued for 3.5 shares of Common Stock.  Pursuant to the Merger Agreement, upon consummation of the Merger on the Effective Date, each Old Viracta Share was converted into 0.1119 shares of Common Stock, resulting in aMoon directly owning 5,359,372 shares of Common Stock, constituting approximately 14.49% of the issued and outstanding shares of Common Stock, and aMoon Co-Investment directly owning 2,032,865 shares of Common Stock, constituting approximately 5.49% of the issued and outstanding shares of Common Stock.

The source of funding for the purchase of the Old Viracta Shares pursuant to the CSPA is the capital of aMoon Co-Investment.  Except a set forth above in connection with the Pre-Closing Financing, the Reporting Persons did not pay additional consideration to the Issuer in connection with the Merger and thus no funds were used for such purpose.

References to, and descriptions of, the Merger and the Merger Agreement, as set forth herein, are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of shares of Common Stock by the Reporting Persons. The shares of Common Stock acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective limited partners.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”) or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

As of the date of this Amendment, (i) aMoon holds 5,359,372 shares of Common Stock, constituting approximately 14.49% of the issued and outstanding shares of Common Stock, and (ii) aMoon Co-Investment holds 2,032,865 shares of Common Stock, constituting approximately 5.49% of the issued and outstanding shares of Common Stock.

aMoon G.P. is the sole general partner of aMoon and aMoon Co-Investment, pursuant to the terms of the limited partnership agreements of aMoon and aMoon Co-Investment.  aMoon Ltd. is the sole general partner of aMoon G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.

By virtue of such relationships, aMoon G.P., aMoon Ltd. and Schindel may be deemed to have shared voting and investment power with respect to the 7,392,237 shares of Common Stock held by aMoon and aMoon Co-Investment, constituting approximately 19.98% of the issued and outstanding shares of Common Stock.

Schindel, as sole shareholder of aMoon Ltd., exercises investment and voting power of aMoon G.P.  Schindel disclaims beneficial ownership of the shares of Common Stock held by aMoon, aMoon Co-Investment, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days.

(d)

To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, aMoon G.P., as the sole general partner of aMoon and aMoon Co-Investment, has discretionary investment management authority with respect to the assets of aMoon and aMoon Co-Investment. Such authority includes the power to vote and otherwise dispose of securities held by aMoon and aMoon Co-Investment. Further, aMoon Ltd., as the sole general partner of aMoon G.P., has discretionary investment management authority with respect to the assets of aMoon G.P., and Schindel is the sole shareholder of aMoon Ltd. Such authority includes the power to vote and otherwise dispose of securities held by aMoon and aMoon Co-Investment. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Pre-Closing Financing.  In connection with execution of the Merger Agreement on November 29, 2020, Old Viracta entered into the with certain investors, including aMoon Co-Investment, pursuant to which, among other things, Old Viracta agreed to issue to the investors Old Viracta Shares at a purchase price of $0.6055 per share, for gross proceeds of approximately $65.0 million. Pursuant to the CSPA, immediately prior to the consummation of the Merger, on the Effective Date, aMoon Co-Investment acquired from the Old Viracta 16,515,276 Old Viracta Shares at a purchase price of $0.6055 per share, or $10.0 million in the aggregate.

Support Agreement.  Concurrently with the execution of the Merger Agreement, certain stockholders of Old Viracta, including aMoon, entered into a support agreement (the “Support Agreement”) in favor of the Issuer, pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and (2) against any acquisition proposal involving a third party.

Lock-Up Agreement.   Concurrently with the execution of the Merger Agreement, (a) directors, officers and certain stockholders of Old Viracta, including aMoon and Dr. Roshwalb, entered into lock-up agreements, pursuant to which such individuals and entities have agreed not to, except in limited circumstances, transfer or dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 180 days after the closing date of the Merger.

Director of the Issuer.  Gur Roshwalb, M.D., a Managing Director at aMoon, serves as a member of the board of directors of the Issuer since the Effective Date, and has served as a member of the board of directors of Old Viracta since November 2020.

The foregoing descriptions of the Support Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference (i) to the full text of the Form of Support Agreement, which is filed as Exhibit 2 and incorporated herein by reference, and (iii) the Form of Lock-up Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Other than the Merger Agreement, the CSPA, the Support Agreement and the Lock-up Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons, or any subsidiary of any of the Reporting Persons, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1
Agreement and Plan of Merger and Reorganization, dated November 29, 2020 by and among by and among Sunesis Pharmaceuticals, Inc., Sol Merger Sub, Inc. and Viracta Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sunesis Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 30, 2020).

2
Form of Sunesis Pharmaceuticals, Inc. Support Agreement, dated November 29, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sunesis Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 30, 2020).

3
Form of Lock-Up Agreement, dated November 29, 2020 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Sunesis Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 30, 2020).

4	Joint Filing Agreement by and among aMoon Growth Limited Partnership, aMoon-VRCT SPV Limited Partnership, aMoon Growth Fund G.P. Limited Partner, aMoon General Partner Ltd. and Dr. Yair C. Schindel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON CO-INVESTMENT VRCT-SPV, LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel